EXHIBIT 99.1

FDA Accepts Valneva’s Chikungunya Vaccine License Application for Priority Review

Saint-Herblain (France), February 20, 2023 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that the U.S. Food and Drug Administration (FDA) has completed a filing review of its Biologics License Application for Valneva’s single-shot chikungunya vaccine candidate VLA1553 and has determined that the application is sufficiently complete to permit a substantive review. The review classification is Priority.

VLA1553 has been assigned a Prescription Drug User Fee Act (PDUFA) review goal date at the end of August 2023, which is the date by which the FDA intends to take action on the application. The FDA’s acknowledgement of filing does not mean that a license will be granted, nor does it represent any evaluation of the adequacy of the data submitted.

About Chikungunya
Chikungunya is a mosquito-borne viral disease caused by the chikungunya virus (CHIKV), a Togaviridae virus, transmitted by Aedes mosquitoes. Chikungunya virus often causes sudden large outbreaks with high attack rates, affecting one-third to three-quarters of the population in areas where the virus is circulating. There are no preventive vaccines or effective treatments available and, as such, chikungunya is considered to be a major public health threat. As of July 2022, there were more than 3 million reported cases in the Americas1 and the economic impact is considered to be significant. The medical and economic burden is expected to grow as the CHIKV primary mosquito vectors continue to spread geographically. Infection leads to symptomatic disease in up to 97% of humans after three to seven days following the mosquito bite. While mortality with CHIKV is low, morbidity is high. Clinical symptoms include acute onset of fever, debilitating joint and muscle pain, headache, nausea, rash and chronic arthralgia. It is estimated that over three quarters of the world’s population live in areas at-risk of CHIKV transmission2. High risk areas of infection are places where chikungunya virus-carrying mosquitos are currently endemic, including the Americas, parts of Africa, and Southeast Asia.

About VLA1553
VLA1553 is a live-attenuated, single dose investigational vaccine candidate targeting the chikungunya virus, which has spread to over 100 countries. It has been designed by deleting a part of the chikungunya virus genome.
To make VLA1553 more accessible to Low- and Middle-Income Countries (LMIC), Valneva and Instituto Butantan in Brazil signed an agreement in January 2021 for the development, manufacturing and marketing of VLA15533. The collaboration falls within the framework of the agreement signed between CEPI and Valneva in July 20194, which provides funding of up to $24.6 million with support from the European Union’s Horizon 2020 program.
Valneva reported final data from the pivotal Phase 3 trial of VLA1553 in March 20225, final lot-to-lot consistency results in May 20226 and positive twelve-month persistence data in December 20227.
If approved, VLA1553 would expand Valneva’s existing commercial vaccines portfolio and as such, Valneva intends to commercialize this vaccine, leveraging its existing manufacturing and commercial operations.

About Valneva SE
Valneva is a specialty vaccine company focused on the development, manufacturing and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to commercialize three vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against the chikungunya virus and Lyme disease.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements

This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the progress, timing, results and completion of research, development and clinical trials for product candidates, to regulatory approval of product candidates and review of existing products. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in these materials as of this press release and disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

1 PAHO/WHO data: Number of reported cases of chikungunya fever in the Americas https://www.paho.org/data/index.php/en/mnu-topics/chikv-en/550-chikv-weekly-en.html. Last accessed 25 Jul 2022
2 CDC 2022, Puntasecca CJ 2021
3 Valneva and Instituto Butantan Sign Final Agreement on Single-Shot Chikungunya Vaccine for Low and Middle Income Countries
4 CEPI awards up to $23.4 million to Valneva for late-stage development of a single-dose Chikungunya vaccine
5 Valneva Successfully Completes Pivotal Phase 3 Trial of Single-Shot Chikungunya Vaccine Candidate
6 Valneva Successfully Completes Lot-to-Lot Consistency Trial for its Single-Shot Chikungunya Vaccine Candidate
7 Valneva Reports Positive 12-Month Antibody Persistence Data for Single-Shot Chikungunya Vaccine Candidate - Valneva